650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

January 21, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino
Jan Woo
Larry Spirgel
Melissa Kindelan
Kathleen Collins

Re:	Roblox Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed January 8, 2021
Correspondence filed January 14, 2021
File No. 333-250204

Ladies and Gentlemen:

On behalf of our client, Roblox Corporation (“Roblox” or the “Company”), we submit this letter in response to (a) comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 15, 2021, relating to the above referenced Registration Statement on Form S-1/A filed on January 8, 2021 (the “Registration Statement”), (b) to supplement our prior responses set forth in our letter dated January 14, 2021 to Comment Number 6 and Comment Number 10 transmitted by the Staff in its letter dated January 8, 2021 with respect to the Company’s Correspondence filed December 23, 2020, including the Appendix A to such Correspondence (the “Correspondence”), and (c) to respond to an additional question raised by the Staff’s Divisions of Corporation Finance and Trading and Markets on a conference call held on January 14, 2021 (the “January 14 Call”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. All page references herein correspond to the Registration Statement or the Correspondence, as applicable.

Amendment to Registration Statement on Form S-1

Capitalization, page 72

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK

PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission

January 21, 2021

1.

Please revise the second bullet point in the introductory paragraph to clarify that in addition to the 349,522,440 preferred shares outstanding at September 30, 2020, the 11.6 million of Series H stock will also convert into Class A shares upon effectiveness. Similar revisions should be made to footnote (1) on page 13. Also, include a discussion regarding the share exchange of Class A to Class B common stock in November 2020. Lastly, update the number of Class A common shares outstanding on a pro forma basis as of September 30, 2020, as noted below the table.

The Company acknowledges the Staff’s Comment and advises the Staff that it will revise its disclosure in a future amendment to the Registration Statement accordingly.

Note 1. Overview and Summary of Significant Accounting Policies Revenue Recognition, page F-11

2.

Based upon your response letters dated November 12, 2020 and December 1, 2020, and a telephone conversation on December 15, 2020, we are unable to concur with your conclusion that you provide a significant service of integrating the virtual currency, associated virtual goods, and online experience (e.g., social graphs, chat function) to create one persistent output for the user. Therefore, based on the information provided, we do not believe that you should recognize revenue over a 23 month estimated user life for a combined performance obligation to provide an enhanced integrated gaming experience that includes access to the games and experiences on the Platform, holding and using virtual currency, and acquiring, using, and holding virtual goods. Please reconsider your conclusions and revise your registration statement and financial statements as appropriate.

The Company acknowledges the Staff’s comment.

Note 14. Subsequent Events (unaudited), page F-35

3.

We note that the conversion terms of the convertible preferred stock were amended in conjunction with the Series H preferred issuance. Please revise here to clarify that all outstanding convertible preferred shares will automatically convert similar to the Series H preferred shares.

The Company acknowledges the Staff’s Comment and advises the Staff that it will revise its disclosure in a future amendment to the Registration Statement accordingly.

Appendix A to Correspondence filed December 23, 2020 Plan of Distribution, page 186

4.	Please identify the “other financial advisors” that you reference on pages 57 and 187.

Securities and Exchange Commission

January 21, 2021

Upon further consideration, the Company respectfully advises the Staff that it no longer intends to add any additional financial advisors and will revise its disclosure in a future amendment to the Registration Statement to remove references to other financial advisors.

5.

Please clarify and confirm that the “pre-opening indication(s)” (in contrast to the “Opening Price”) is updated by the DMM and made available on the consolidated tape and the NYSE market data feeds without any consultation with a Financial Advisor.

In addition to the prior response filed on January 14, 2021, the Company respectfully confirms for the Staff its understanding that the publishing of pre-opening indications is the sole responsibility of the designated market maker (“DMM”). When providing pre-opening indications, the DMM is expected to take into account the reference price, which is determined by the New York Stock Exchange (the “NYSE”), and customer orders routed to the exchange by various broker dealers (including the financial advisors). The DMM is also expected to consult with the financial advisors and may obtain input from other broker dealers.

January 14 Call

6.

Please provide additional information relating to the information that the financial advisors will be providing to the DMM relating to shares the buyers may be seeking to acquire and the indicative prices those buyers may be willing to pay for those shares.

The Company respectfully advises the Staff of its understanding that the DMM consults with financial advisors to facilitate a fair and orderly opening of a listed security, as contemplated by the NYSE’s rules pertaining to direct listings, which have been approved by the Securities and Exchange Commission. It is the Company’s understanding that the financial advisors accept and route customer orders to the exchange auction and, therefore, have a perspective of the developing market at any given time, including existing and expected aggregate buy and sell interest. The information that the financial advisor provides to a DMM, who may seek it before establishing an opening price and while facilitating the opening of the security, does not specify identities of transacting parties or other exact trade information, such as the precise number of shares being bid or offered for sale or price ranges parties are willing to accept. Rather, the information presents a generalized description of potential activity and insights into potential client buy and sell interest at opening price indications selected by the DMM.

* * * *

Securities and Exchange Commission

January 21, 2021

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 565-3596 or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael Coke
Michael Coke

cc:	David Baszucki, Roblox Corporation

Michael Guthrie, Roblox Corporation

Mark Reinstra, Roblox Corporation

Edwin Hormozian, Deloitte & Touche LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.

Kevin Kennedy, Simpson Thacher & Bartlett LLP